Musaffa Crowdfunding Website



+1 (212) 220-6682
investors@musaffa.com
Musaffa
HIGHLIGHTS
REASONS TO INVEST
PROBLEMS
SOLUTION
OUR TEAM
FAQ
DISCUSSION
Invest Now
Invest in Musaffa:
US-based Islamic Fintech Company
$175,000 of $4.75M
Offering Circular
Form C
Investor Education
INVEST NOW
$1.00 USD Price Per Share | $500 USD Min. Investment
390,000+
Active registered users from 180+ countries
$2,600,000+
Raised from investors to date
2X (reaching $306B)
Projected market growth for Islamic Fintech by 2027*
Top Reasons to Invest in Musaffa
01 #1 Halal Stock and ETF Screener & Investment Research app in the world
One of the most downloaded (840K+) and reviewed apps in Islamic Finance*
380K + Active Users | 180+ Countries | 4.7 App Rating
02 The Market is Huge!
The Serviceable Obtainable Market is approximately 400 Million Muslims* Capturing just 0.5% of this market could mean potentially 2 Million paying customers, InshaAllah!
03 Google Cloud Accelerates Musaffa's Global Scalability
Google Cloud has chosen Musaffa to join its Google for Startups Program and has awarded $200K in credits to accelerate Musaffa's growth!
04 Raised Investments from 100+ Investors Globally
Musaffa has raised over $2.6 million in funding from accredited and unaccredited investors across 24 countries.
05 We invested ourselves with solid commitment
The founders invested over $250,000 to start Musaffa, and senior team members also hold ownership stakes. This aligns the interests of investors and management.



Projected Exponential Growth

For over two years, we developed Shariah-compliant proprietary financial software before starting to monetize our products. In the last three months, we've gained over two thousand paying customers, with Musaffa's forecasted compounded monthly growth rate (CMGR) for 2024 at 68%*



Stellar executive management and a passionate team

The leadership team consists of individuals with extensive experience in working for and leading financial technology firms across the United States, UAE, and Canada.



Dilshod Jumaniyazov, CFA
Co-Founder & CEO



Akram Jagirdar
Co-Founder & COO



Rashid Turaev
Co-Founder & CTO



Rinat
Chief Legal Officer (CLO)



55+ Tech & Finance professionals with combined
work-experience of at least 150+ years



Dilshod Jumaniyazov and Warren Buffett, Omaha, Nebraska 2011

As the co-founder and president of the University of Tennessee Investment Group, Dilshod had the honour of meeting Warren Buffett. After a meaningful discussion, Buffett's insights further inspired Dilshod to advance his vision of creating a global investment platform tailored for Muslims.

What is Musaffa Solving?

Problems

- **Shortage** of education on Islamic finance and halal investment options **despite** huge global interest
- Muslims are **not allowed** to invest in non-Shariah-compliant financial instruments, such as derivatives (such as options, forwards, futures, and swaps), bonds, and a **majority** of stocks and ETFs
- **No easy way exists** for Muslims to screen, research, and invest in Shariah-compliant stocks & ETFs globally

Our Solution



Musaffa
Discovering Halal Stocks Has Never Been easier!
www.musaffa.com
Apple Inc
Tesla Inc
NVIDIA Corp
Nikola Corp
Visa Inc
Halal
Musaffa Academy
Learn More

- 01. LEARN: Increasing Islamic Finance knowledge
- 02. SCREEN: Finding Halal Stocks & ETFs globally
- 03. RESEARCH: Performing Fundamental Research
- 04. INVEST: Investing in Halal Stocks & ETFs
- 05. PURIFY: Investing Cleanly - Exiting Cleanly

Product

LEARN: Increasing Islamic Finance knowledge



Musaffa Academy

Learn financial concepts and terms on this financial education platform, from basic Islamic and traditional finance to advanced investment strategies, and make informed and educated financial decisions.

Musaffa Community

Discuss finance, halal investing, and personal financial management online. Seek advice, share knowledge, and stay informed about market trends.

SCREEN: Finding Halal Stocks & ETFs globally

Halal Stocks and ETFs Screener

Screen over 120,000 stocks and 9,000 ETFs globally to find Shariah-compliant stocks and ETFs. Currently, our users can enjoy screening over 80,000 stocks and 3,000 ETFs globally.

Halal Stocks Collections

Quickly screen and find the trending halal stocks, including stock bucket collections such as Halal top gainers, top losers, 52-week low, 52-week high, most active, and most popular stocks.



RESEARCH: Performing Fundamental Research



Investment Research

Conduct fundamental research to understand the risks and returns associated with potential investments comprehensively. Analyze company and market data to enable well-informed decisions, leading to the identification of profitable stocks.

Investment Checklist

Make well-informed decisions by assessing risk, financial health, business aspects, management, dividends, valuation, market conditions, liquidity, and portfolio alignment, with a focus on achieving long-term goals.

INVEST: Investing in Halal Stocks & ETFs

Seamless Portfolio Monitoring

Link portfolios from current brokerages to the Musaffa platform/apps and monitor the Shariah compliance of investments in real time.

Halal Trading Platform

Invest only in halal stocks and ETFs locally and internationally by opening a brokerage account directly on the Musaffa platform.


Musaffa
My Portfolio
$2050.25
Last synced today, 2:00 PM
Invested Amount
$1500
Total Returns
$550.25 (+30.04%)
Holdings
View All

Customized Portfolios

Build customized portfolios to align with personal goals, manage risk effectively, maximize returns, adapt to market conditions, and address religious considerations.

Smart Notifications

Receive real-time alerts on Shariah compliance of investments, market events, price movements, portfolio adjustments, news, analysis, dividends, corporate actions, and regulatory changes. This facilitates managing risks and making informed investment decisions in a timely manner.

PURIFY: Investing Cleanly - Exiting Cleanly


Detected Purifications
Pending Purification($3.07)
9:41
Musaffa
Purification Tracker
$3.4
Mark as purified
Total Sold
$1502.05
Purified amount
$11.96

Purification

Purify your investments by donating the non-halal portion of profits from profitable investments, ensuring continuous Shariah compliance of your investments.

Zakat Platform

Accurately calculate and pay Zakat to support charitable causes, achieve spiritual purification, support the community, foster solidarity among Muslims, and, most importantly, fulfill a religious duty.

Our Shariah Advisors



Shaikh Dr. Aznan Hasan,
MALAYSIA

Shariah Board member of Accounting and Auditing Organization for Islamic Financial Institutions ("AAOIFI").



Mufti Faraz Adam
UNITED KINGDOM

Well-known UK-based Islamic Finance consultant and head of the global Shariah advisory firm Amanah Advisors.

Our Shariah board members continuously monitor our operations, systems, and technologies to ascertain that we are completely adhering to Shariah standards.





VIEW CERTIFICATE

Offices Globally



New York, USA
One World Trade Center, 285 Fulton St, Suite 8500, New York, NY 10007, United States



Dubai, UAE
Office 1802, Lake Central Tower, Business Bay, Dubai, UAE



Tashkent, Uzbekistan
1A, Mahtumquli street, 13th Floor, Yashnobod District, Tashkent city, Uzbekistan

Musaffa's Growth

Company History
From 2020 to 2024



- **2020** — Musaffa's story begins in NYC with 3 passionate founders
- **2021** — Launched Web Platform with 12 Countries Covered • New Office in Tashkent
- **2022** — Launched Mobile Apps with 50,000+ Stocks Covered
- **2022** — 72K+ Users Globally • 6 B2B Partnerships
- **2023** — New Office in New York • Launched world's first Shariah-compliant ETF Screener
- **2023** — 314K+ Users Globally • The team expanded to 50+ members
- **2024** — New Offices in Dubai & Tashkent • Portfolio Integration & Purification with 15 Brokerages

Why should you invest?
Download our pitch deck.

Enter your email to receive our investor pitch deck and stay informed about future updates.



Email*   **Get the Pitch Deck**

Frequently Asked Questions

Why invest in startups? ⌄

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest? ⌄

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net-worth? ⌄

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment? ⌄

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering? ⌄

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky? ⌄

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back? ⌄

The Common Stock (the "Shares") of Musaffa, Inc ("Musaffa") are not publicly-traded. As a result, the Shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios:
Musaffa gets acquired by another company.
Musaffa goes public (makes an initial public offering).
In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares? ⌄

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.



Exceptions to limitations on selling shares during the one-year lockup period:

In the event of death, divorce, or similar circumstance, shares can be transferred to:

- The company that issued the securities
- An accredited investor
- A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if Musaffa does not reach their funding target?

If Musaffa does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about Musaffa's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: investor@musaffa.com

How do I keep up with how Musaffa is doing?

At a minimum, Musaffa will be filing with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If Musaffa meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about Musaffa.

What relationship does Musaffa have with DealMaker Securities?

Once an offering ends, Musaffa may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to Musaffa. There is no guarantee any services will continue after the offering ends.



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Musaffa is ready to allow

2 billion Muslims on the planet to access the financial markets!

Are you ready to invest & join us in the mission?

INVEST NOW



Offices:

One World Trade Center, 285 Fulton St, Suite 8500, New York, NY 10007, United States +1 (212) 220-6682

1A, Mahtumquli street, 13th Floor Yashnobod District, Tashkent city, 100047

Office 1802, Lake Central Tower, Business Bay, Dubai, UAE +971 045758325

NAVIGATE

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→ Reasons to Invest
→ Problems
→ Solution
→ Our Team
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→ Discussion

Contact

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investor@Musaffa.com

+1 (212) 220-6682









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Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950 Birmingham, AL, 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “project”, “will”, “may”, “targeting” and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Musaffa Inc (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Sources: 2X Projected Market Growth, 400M Obtainable Market Size, 2 Billion Muslims, 820K+ Downloads & 4.7 App Rating

Minimum Investment Amount: The minimum investment of $500 is subject to an additional 3% investor fee, totalling $515 USD.

Projected Revenue Growth: The revenue projection assumes a monthly recurring revenue (MRR) of $5 per customer from March 2024 to May 2024 and $6 per user from June 2024 to December 2024, with a 45% monthly growth rate in new paid users and a 20% month-to-month cancellation rate. These assumptions are based on historical data, market analysis, and management's expectations for the business. The projection starts from a base of new monthly recurring revenue (MRR) of $2,178 generated from 477 new paid users in January 2024. Projected revenue may vary due to factors such as changes in user behavior, competitive dynamics, economic conditions, and unforeseen circumstances. Therefore, investors should exercise caution and consider these factors when evaluating the projections.





